This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated August 13, 2003, and the related Letter of Transmittal, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Credit Suisse First Boston LLC ("Credit Suisse First Boston") or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
             (Including Associated Preferred Stock Purchase Rights)
                                       of
                          SangStat Medical Corporation
                                       at
                              $22.50 Net Per Share
                                       by
                           Swift Starboard Corporation
                          a wholly-owned subsidiary of
                               Genzyme Corporation

Swift Starboard Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation ("Genzyme"), is offering to purchase all outstanding shares of common stock, par value $0.001 per share, including associated preferred stock purchase rights issued in respect of such shares (the "Shares"), of SangStat Medical Corporation, a Delaware corporation ("SangStat"), at a price of $22.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 13, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto from time to time, constitute the "Offer"). Tendering stockholders whose Shares are registered in their names and who tender directly to American Stock Transfer & Trust Company (the "Depositary") will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. Stockholders who hold their Shares through banks or brokers should check with such institutions as to whether they charge any service fees.

The purpose of the Offer is to enable Genzyme, through Purchaser, to acquire control of SangStat and to effect the first step in the acquisition of all of the outstanding Shares. Following consummation of the Offer, Purchaser intends to effect the merger described below.

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THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
TIME, ON WEDNESDAY, SEPTEMBER 10, 2003, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which, together with any Shares owned by Genzyme, Purchaser and Genzyme's other subsidiaries, represents more than 50% of the total number of Shares then outstanding on a fully-diluted basis (the "Minimum Condition"), (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the expiration or termination of the applicable waiting period under Germany's Act Against Restraints on Competition, and (iv) any applicable clearances or approvals required under applicable pre-merger notification laws or regulations of other foreign jurisdictions having been obtained. The Offer also is subject to other conditions described in the Offer to Purchase. The Offer is not conditioned upon Genzyme or Purchaser obtaining funding.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 4, 2003 (the "Merger Agreement"), among Genzyme, Purchaser and SangStat. The Merger Agreement provides for, among other things, the commencement of the Offer by Purchaser and further provides that after the purchase of Shares pursuant to the Offer, subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into SangStat (the "Merger"), with SangStat surviving the Merger as a wholly-owned subsidiary of Genzyme. At the effective time of the Merger, each outstanding Share (other than Shares held in treasury by SangStat, Shares held by Genzyme or Purchaser or Shares held by stockholders who have properly exercised their appraisal rights under Delaware law) will be converted into the right to receive $22.50 per Share (or such higher price as may be paid in the Offer), net to the seller in cash, without interest thereon.

The Board of Directors of SangStat unanimously recommends that the stockholders of SangStat accept the Offer and tender their Shares pursuant to the Offer and that the stockholders of SangStat adopt the Merger Agreement, if such adoption is required. The Board of Directors of SangStat, by a unanimous vote, (1) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared that the Merger Agreement is advisable and (2) determined that the terms of the Offer and the Merger are fair to, and in the best interests of, SangStat and its stockholders.

If by 12:00 midnight, New York City time, on September 10, 2003 (or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open (the "Expiration Date")) (i) all the conditions to the Offer have not been satisfied or waived, Purchaser may extend the Offer, (ii) any rule, regulation or interpretation of the Securities and Exchange Commission requires that the Offer be extended, Purchaser may extend the Offer for such required period, or (iii) all of the conditions to Purchaser's obligations to accept Shares for payment are satisfied or

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waived, but there shall not have been validly tendered and not withdrawn that number of Shares necessary to permit the Merger without a meeting of SangStat stockholders, Purchaser may extend (or re-extend) the Offer for an aggregate period not to exceed 20 business days. Any announcement of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

If at the Expiration Date, all of the conditions of the Offer have been satisfied or waived and Purchaser has accepted for payment all Shares tendered in the Offer, Purchaser may provide an additional period of three to 20 business days subsequent to the Offer in which stockholders would be able to tender Shares not tendered in the Offer (a "Subsequent Offering Period"). Purchaser does not currently intend to provide a Subsequent Offering Period, although it reserves the right to do so in its sole discretion.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates for such Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, and any required signature guarantees, or
(ii) in the case of a book-entry transfer, a Book-Entry Confirmation (as defined in the Offer to Purchase) and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase), and (iii) any other required documents. Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth in the Offer to Purchase at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in the Offer to Purchase, at any time on or after October 13, 2003. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been

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tendered by an Eligible Institution (as defined in the Offer to Purchase), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in the Offer to Purchase. In the event Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to the Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

Generally, the receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. All stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them, including the application and effect of any state, local or foreign income and other tax laws, of the Offer and the Merger.

SangStat has provided Purchaser with SangStat's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

The information required to be disclosed by paragraph (d) (1) of Rule 14d-6 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information about the Offer and should be read carefully in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent or Credit Suisse First Boston and requests for copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer documents may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser's expense. Neither Purchaser nor Genzyme will pay any fees or commissions to any broker or dealer or other person (other than the Depositary, Credit Suisse First Boston and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

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                     The Information Agent for the Offer is:
                           Innisfree M&A Incorporated
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                 Banks and Brokers Call Collect: (212) 750-5833
                    All Others Call Toll-Free: (888) 750-5834

                      The Dealer Manager for the Offer is:
                           Credit Suisse First Boston
                              Eleven Madison Avenue
                          New York, New York 10010-3629
                         Call Toll Free: (800) 881-8320


August 13, 2003